UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 11, 2018

Commission File Number 001-35154

CHINA ZENIX AUTO INTERNATIONAL
LIMITED
(Translation of registrant’s name into English)

No. 1608, North Circle Road State Highway
Zhangzhou, Fujian Province 363000
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
 82-______ .

CHINA ZENIX AUTO INTERNATIONAL LIMITED

Form 6-K

TABLE OF CONTENTS

Page

Explanatory Note	Page 2

Signatures	Page 3

Press Release Regarding Delisting of Shares	Exhibit 99.1

EXPLANATORY NOTE

On June 14, 2018 China Zenix Auto International Limited (the “Company”) was notified by the New York Stock Exchange LLC (the “NYSE”) of its determination to commence proceedings to delist the American Depository Shares of the Company (the “ADSs”). On December 6, 2018, the NYSE filed a Form 25 with the Securities and Exchange Commission to remove the ADSs from listing and registration on the NYSE, to be effective on the opening of business on December 17, 2018.

The Company’s common stock remains quoted and traded on the OTC market under the symbol ZXAIY. The Company is reviewing its options to list with other exchanges and will continue filing its periodic reports with the Securities and Exchange Commission.

On December 7, 2018 the Company issued a press release regarding the delisting decision by the NYSE. A copy of the press release is attached hereto as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Zenix Auto International Limited

By:	/s/ Martin Cheung
Name:	Martin Cheung
Title:	Chief Financial Officer

Date: December 11, 2018

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